

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2012

Via E-mail
James W. Griffith, Chief Executive Officer
The Timken Company
1835 Dueber Avenue, S.W.
Canton, Ohio 44706

      RE: **The Timken Company**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 17, 2012
              File No 1-01169

Dear Mr. Griffith:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Terence O'Brien

              Terence O'Brien
              Accounting Branch Chief